Exhibit 99.12

Consent of Shane Tad Crowie, P. Eng.

The undersigned hereby consents to (a) being named in the Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2025, of Santacruz Silver Mining Ltd. (the “Company”) being filed as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2025, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and (b) the references to, and the information derived from, the technical reports titled (i) “NI 43-101 Technical Report on the Advanced Project, Porco Mining Operations, Antonio Quijarro Province, Bolivia,” (ii) “NI 43-101 Technical Report on the Advanced Project, Caballo Blanco Mining Operations, near Potosi, Bolivia,” and (iii) “NI 43-101 Technical Report on the Advanced Project, Bolivar Mining Operations, Atequera, Bolivia,” each with an effective date of January 1, 2024, being incorporated by reference into the AIF.

/s/ Shane Tad Crowie
Shane Tad Crowie, P. Eng.

Dated: May 1, 2026